UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

TUFCO TECHNOLOGIES, INC.

(Name of Subject Company)

PACKERS ACQUISITION SUB, INC.

(Offeror)

TUFCO HOLDINGS, LLC

(Parent of Offeror)

GRIFFIN HOLDINGS, LLC

(Owner of Outstanding Equity of Parent)

(Names of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

899040109

(CUSIP Number of Class of Securities)

Shahram Shaun Gabayzadeh

President

Packers Acquisition Sub, Inc.

2121 Avenue of the Stars, Suite 2575

Los Angeles, California 90067

(424) 245-4423

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

C. Thomas Hopkins, Esq.

Brian Wheeler, Esq.

Cooley LLP

1333 Second Street, Suite 400

Santa Monica, California 90401-4100

Telephone: (310) 883-6400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$29,190,308	$3,759.71

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying $6.07, the tender offer price, by the sum of: (a) 4,308,947, the number of issued and outstanding shares of Tufco Technologies, Inc. (“Tufco”) common stock; (b) 234,525, the number of shares of Tufco common stock subject to issuance pursuant to options to purchase shares of Tufco common stock; and (c) 265,475, the number of shares of Tufco common stock reserved for the issuance of purchase rights pursuant to Tufco’s employee stock purchase plan. The foregoing share figures have been provided by the issuer to the offerors and are as of December 20, 2013, the most recent practicable date.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,759.71	Filing Party: Packers Acquisition Sub, Inc., Tufco Holdings, LLC and Griffin Holdings, LLC
Form or Registration No.: Schedule TO	Date Filed: January 9, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed on January 9, 2014 by Packers Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), Tufco Holdings, LLC, a Delaware limited liability company and parent of Purchaser (“Parent”), and Griffin Holdings, LLC, a New York limited liability company and owner of the outstanding equity of Parent (“Sponsor”). The Schedule TO relates to the offer by the Purchaser to purchase all of the shares of common stock, par value $0.01 per share (the “Shares”), of Tufco Technologies, Inc., a Delaware corporation (the “Company”), that are issued and outstanding at a price of $6.07 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 9, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

This Amendment is being filed to amend and supplement Items 1 and 11 as reflected below.

Item 1. Summary Term Sheet

Item 1of the Schedule TO is hereby amended and supplemented as follows:

(a) The information set forth in subsection (b) of the penultimate paragraph on the inside cover page of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Parent or Purchase (either directly or through any of its subsidiaries) shall have received the proceeds of the Debt Commitment Letter entered into JP Morgan Chase Bank, N.A., and”

(b) The information set forth in subsection (b) of the first paragraph of the Summary Term Sheet – “What are the most significant conditions to the Offer?” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Parent or Purchaser (either directly or through any of its subsidiaries) having received the proceeds of the Debt Commitment Letter entered into with JP Morgan Chase Bank, N.A. (the “Financing Condition”),”

(c) The information set forth in the Summary Term Sheet – “Do you have the financial resources to pay for all Shares?” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Yes. We estimate that we will need approximately $28.4 million, plus related fees and expenses, to purchase all of the issued and outstanding Shares pursuant to the Offer and to consummate the Merger (which estimate includes payment in respect of outstanding in-the-money stock options) and to pay related fees and expenses. Purchaser has received a commitment letter (the “Debt Commitment Letter”) from JP Morgan Chase Bank, N.A. (the “Lender”) to provide it with a senior revolving credit facility in an aggregate amount of up to $29,031,000 (the “Debt Financing” or the “Financing”). Subject to certain customary conditions, including, without limitation, the execution and delivery by the borrowers and the guarantors of definitive documentation consistent with the Debt Commitment Letter and the documentation standards specified therein, the Debt Financing will be available to Purchaser to finance the Offer, the Merger and to pay related fees and expenses.

Sponsor, which directly owns all of the equity interests of Parent and indirectly owns all of the equity interests of Purchaser, has committed to contribute to Parent and/or Purchaser, directly or indirectly, an aggregate amount in cash equal to $11 million (the “Equity Financing”), subject to the terms and conditions set forth in an equity commitment letter, dated as of December 20, 2013 (the “Equity Commitment Letter”).

In the event that Parent or Purchaser (either directly or through any of its subsidiaries) has not received the proceeds of the Debt Financing (the “Funding Condition”), Purchase will not be obligated to purchase Shares in the Offer. If we do, however, receive the proceeds of the Debt Financing, then we will be obligated to accept the Shares tendered in the Offer at the Expiration Time (as it may be extended) subject to the satisfaction or waiver of the other Conditions to the Offer (see Section 12 — “Source and Amount of Funds”).

As more fully described in Section 15 — “Conditions to the Offer,” the Offer is conditioned upon the Funding Condition. In accordance with the position of the staff of the SEC, Purchaser expects to extend the Offer, if necessary, to ensure that at least five (5) business days will remain prior to the Expiration Time following disclosure of the satisfaction or waiver of the Funding Condition, and notice of such satisfaction or waiver will be disseminated in a manner reasonably calculated to inform security holders thereof.

If the Merger Agreement is terminated in the circumstance in which we do not receive the proceeds of the Debt Financing, and the other conditions to payment of the termination fee are satisfied, Purchaser shall be obligated to pay the Company a termination fee of $750,000. See the Section entitled “Summary of the Merger Agreement — Termination Fee” in Section 11— “The Merger Agreement; Other Agreements.””

Item 11. Additional Information

Item 11of the Schedule TO is hereby amended and supplemented as follows:

(a) The information set forth in Section 15 – “Conditions to the Offer” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Notwithstanding any other provisions of the Offer or the Merger Agreement, we will not be required to accept for payment, and subject to the rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to our obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), will not be obligated to pay for, or may delay acceptance or payment for, any Shares tendered pursuant to the Offer if as of the Expiration Time any of the following conditions is not satisfied or waived by us:

•	there being validly tendered and not withdrawn prior to the Expiration Time that number of Shares which, together with any Shares then beneficially owned by Parent, Purchaser or any other subsidiaries of Parent, represent at least a majority of the Shares outstanding as of the Acceptance Time determined on a fully diluted basis (which assumes conversion or exercise of all in-the-money options and other rights to acquire Shares that are outstanding immediately prior to the acceptance of Shares for tender pursuant to the Offer and that are vested and exercisable or will be vested and exercisable prior to the Effective Time of the Merger)) (the “Minimum Condition”);

•	each of certain designated representations having been accurate in all material respects as of the date of the Agreement and Plan of Merger, and continuing to be accurate in all material respects at and as of the Expiration Time of the Offer (in each case, except for representations and warranties that by their terms are made only as of a specific date or time, which need only be accurate in all material respects as of such date or time); provided, however, that, for purposes of determining the accuracy of such representations and warranties, (x) all “Company Material Adverse Effect” and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded, and (y) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of the Agreement shall be disregarded;

•	each other representation and warranty of the Company set forth in the Agreement and Plan of Merger having been accurate in all respects as of the date of the Agreement, and continuing to be accurate in all respects at and as of the expiration time of the Offer (in each case, except for representations and warranties that by their terms are made only as of a specific date or time, which need only be accurate in all respects as of such date or time), except where the failure of such representations and warranties to be accurate, including the circumstances constituting or giving rise to such inaccuracies, considered in the aggregate, do not constitute a Company Material Adverse Effect; provided, however, that, for purposes of determining the accuracy of such representations and warranties, (x) all “Company Material Adverse Effect” and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded, and (y) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of the Agreement shall be disregarded;

•	the Company having complied in all material respects with each covenant set forth in the Merger Agreement that the Company is required to comply with or to perform at or prior to the Acceptance Time, or, if not complied with or performed in all material respects, such noncompliance or failure to perform having been cured;

•	there not having been a Company Material Adverse Effect since the date of the Merger Agreement, which material adverse effect is continuing;

•	Parent and Purchaser having received a certificate executed by the Company’s Chief Executive Officer or Chief Financial Officer confirming that the conditions set forth above have been duly satisfied;

•

there not having been any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or preventing consummation of the Merger issued by any court of competent jurisdiction or other Governmental Body having authority over Parent, Purchaser, the Company or any of the Company’s subsidiaries which remains in effect, and there shall not be any applicable Legal Requirement enacted or deemed applicable to the Offer or the Merger by a governmental body having authority over Parent, Purchaser, the Company or any of the Company’s subsidiaries that makes the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger illegal; provided, however, that each party shall have used its reasonable best efforts to have any such injunction, order or legal requirement or other prohibition lifted (the “Regulatory Condition”);

•	there not being be pending, or threatened in writing, any legal proceeding by any governmental body having authority over Parent, Purchaser, the Company or any of the Company’s subsidiaries challenging or seeking to restrain or prohibit the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement;

•	no Triggering Event shall have occurred, where a “Triggering Event” shall be deemed to have occurred if: (i) the Company Board shall have failed to make a Company Board Recommendation or shall have made a Recommendation Change; (ii) following the disclosure or announcement of an Acquisition Proposal or an Acquisition Inquiry, the Company Board fails to reaffirm publicly the Company Board Recommendation, within ten (10) business days after Parent requests in writing that such recommendation or determination be reaffirmed publicly; (iii) the Company Board shall have publicly approved, endorsed or recommended any Acquisition Proposal; (iv) any Acquired Entity shall have entered into any letter of intent or Contract contemplating or providing for any Acquisition Proposal (other than a confidentiality agreement executed and delivered in accordance with clause “(iii)” of Section 5.3(b) of the Agreement); or (v) a tender or exchange offer relating to securities of the Company shall have been commenced by a third party and the Company shall not have sent to its security holders, within ten (10) business days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer;

•	Parent or Purchaser (either directly or through any of its subsidiaries) shall have received the proceeds of the Debt Financing (the “Funding Condition”); and

•	the Agreement and Plan of Merger not having been validly terminated.

The foregoing conditions are for the sole benefit of Parent and us, and we expressly reserve the right from time to time to waive any of the conditions, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that we will not, without the prior written consent of the Company: (i) change the form of consideration to be delivered by Purchaser in the Offer, (ii) decrease the Offer Price, (iii) decrease the number of Shares to be purchased by Purchaser in the Offer, (iv) modify the Offer or the conditions to the Offer in a manner adverse to stockholders of the Company or impose additional conditions on the Offer, or (v) extend the Expiration Time beyond the initial expiration time, except as provided in the Merger Agreement.”

(b) The information set forth in Section 17 – “Certain Legal Matters; Regulatory Approvals – Litigation” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Three complaints have been filed in the Court of Chancery for the State of Delaware in connection with the Offer: Bodenstein v. Tufco Technologies, Inc. et al., C.A. No. 9245-VCP, filed on January 13, 2014; Wilkinson v. Tufco Technologies, Inc., C.A. No. 9251-VCP, filed January 14, 2014; and Lee v. Tufco Technologies, Inc. et al., C.A. No. 9267-VCP, filed January 21, 2014. The complaints were filed against (i) the Company; (ii) each member of the Company’s Board of Directors; (iii) Sponsor; (iv) Parent; and (v) Purchaser. In addition, the Wilkinson and Lee complaints named as a defendant Bradford Venture Partners, L.P. The complaints generally allege, among other things, that the Company’s Board of Directors breached its fiduciary duties in connection with the Offer. The complaints also allege that Sponsor, Parent and Purchaser aided and abetted the breaches of fiduciary duties by the Company’s Board of Directors. The Court consolidated the Bodenstein, Wilkinson and Lee actions on January 23, 2014. Plaintiffs filed a motion for preliminary injunction seeking to enjoin the acquisition of the Company and the consummation of the Offer, as well as an accompanying motion for expedited proceedings, on January 16, 2014. On January 27, 2014, Vice Chancellor Parsons held a telephonic hearing on plaintiffs’ motion for expedited proceedings and, following arguments by counsel, the Court denied plaintiffs’ motion.”

(c) The information set forth in Section 17 – “Certain Legal Matters; Regulatory Approvals – Appraisal Rights” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) did not vote in favor of the Merger or consent to the Merger in writing, (iii) otherwise comply with the applicable statutory procedures set forth in Section 262 of the DGCL and (iv) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the Acceptance Time and 20 days after the date notice of the merger was mailed to the stockholder, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

You cannot exercise appraisal rights at this time. The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2014

PACKERS ACQUISITION SUB, INC., a Delaware corporation

By:	/S/ Shahram Shaun Gabayzadeh
Name:	Shahram Shaun Gabayzadeh
Title:	President

TUFCO HOLDINGS, LLC, a Delaware limited liability company

By:	/S/ Shahram Shaun Gabayzadeh
Name:	Shahram Shaun Gabayzadeh
Title:	Manager

GRIFFIN HOLDINGS, LLC, a New York limited liability company

By:	/S/ Shahram Shaun Gabayzadeh
Name:	Shahram Shaun Gabayzadeh
Title:	Manager